EXHIBIT 20.1





                       (Federal Express Letterhead)





FEDERAL EXPRESS CORPORATION
THIRD QUARTER FISCAL 1994
FINANCIAL RESULTS

FOR IMMEDIATE RELEASE


MEMPHIS, March 11, 1994 ... Federal Express Corporation today reported net income for the quarter ended February 28, of $31.2 million or $0.55 per share, compared to net income of $8.5 million or $0.15 in last year's third quarter.

Revenues for the quarter were $2,077.4 million , up 7% year-over-year from $1,939.8 million. Operating income was $85.3 million, compared to last year's $58.3 million and pretax income was $57.7 million, compared to $16.9 million last year. Non-operating income included a pre-tax gain of $10.9 million from the sale of several 727-100 aircraft and engines during the quarter.

The company also reported an international operating loss for the quarter of $18.3 million, on international revenues of $539.3 million, compared to an operating loss of $61.3 million on revenues of $513.7 million in last year's third quarter.

U.S. domestic operating profit was $103.6 million, compared to $119.6 million last year. U.S. domestic revenues increased 8% to $1,538.1 million, from $1,426.1 million during the same period a year ago.

Chairman and Chief Executive Officer Frederick W. Smith commented, "The reduction of our international operating loss in this quarter was again the primary factor in our year-over-year earnings improvement. The repositioning of many of our international flights on March 1, 1993, reduced the capacity available for non-time-definite air freight and improved our delivery times for express packages. This schedule change has provided lower, year-over-year, international expenses for the last four quarters. Also, we had continued strong volume growth in our International Priority service, which was up 15% over last year's third quarter. International Priority package yields remain stable, contributing to high incremental profit margins on our largely fixed-cost international air system."

With respect to the company's U.S. domestic operations, Chief Financial Officer Alan B. Graf, Jr. said, "During the quarter, we suffered the combined effects of lower than anticipated package volume during the last week of December and higher operating costs due in part to the Los Angeles earthquake in January and several severe snowstorms in the eastern U.S. Consequently, our U.S. domestic operating income fell below last year's level."

"However, our U.S. operations did achieve productivity increases, improved healthcare claims experience, double-digit package volume growth and benefited from lower fuel prices," Graf continued. "In the absence of pricing flexibility in today's U.S. express market, we will continue to aggressively pursue cost reductions through technological and operational improvements."

                              ###

Contact:  Tom Martin  901-395-3490 or Shirlee Finley  901-395-3463



           FEDERAL EXPRESS CORPORATION FINANCIAL HIGHLIGHTS


                         THIRD QUARTER FISCAL 1994
                     (In thousands, except earnings per
                          share and operating data)


                                      Three Months         Nine Months
                                         Ended                Ended
                                       February 28          February 28
                               ----------------------   ---------------------
FINANCIAL RESULTS                   1994      1993       1994        1993
                                    ----      ----       ----        ----

Revenues                       $2,077,414 $1,939,781  $6,214,664  $5,769,391
Operating Income                   85,317     58,321     336,942     240,700
Pretax Income                      57,717     16,875     229,091     107,610
Provision for Income Taxes         26,550      8,387     105,382      53,573
Income Before Cumulative
  Effect of Change in
  Accounting Principle             31,167      8,488     123,709      54,037
Cumulative Effect of Change
  in Accounting for
  Postretirement Benefits,
  net of tax                          --        --          --       (55,943)
                               ---------- ----------  ---------   ----------
Net Income (Loss)                 $31,167     $8,488   $123,709      ($1,906)
                                  =======     ======   ========      ========
Earnings (Loss) Per Share:
  Before Cumulative Effect
    of Change in Accounting
    Principle                       $0.55      $0.15      $2.22       $0.99
  Cumulative Effect of Change in
    Accounting Principle               --         --         --       (1.03)
                               ---------- ----------  ---------   ----------
Earnings (Loss) Per Share           $0.55      $0.15      $2.22      ($0.04)
                               ========== ==========  =========   ==========
Common and Common Equivalent
  Shares                           56,445     55,117     55,827      54,562

OPERATING DATA

Operating Weekdays                     64        62         192         190
U.S. Domestic Packages (000)      117,373   102,920     333,849     296,524
International Packages (000)        8,318     6,997      24,577      21,320
                               ---------- ----------  ---------   ----------
  Total Package Volume (000)      125,691   109,917     358,426     317,844
Avg. Revenue Per U.S. Domestic
     Package                       $12.79    $13.28      $13.25      $13.52
Avg. Revenue Per International
     Package                       $39.14    $38.67      $38.56      $38.03
  Average Revenue Per Package      $14.53    $14.90      $14.99      $15.16
Average Revenue Per Pound           $2.45     $2.56       $2.52       $2.61
Average Pounds Per Package            5.9       5.8         6.0         5.8
International Air Freight Lbs.
     (millions)                     104.9     128.4       343.8       407.7

Average Revenue Per
     Freight Pound                  $1.04     $1.04       $1.07       $1.10


Note: As previously reported, fiscal year 1993 first, second and third quarter results were restated in the fourth quarter of fiscal 1993 for the adoption of an accounting standard (FAS 106) that requires current period accrual of expense related to future postretirement health care benefits. The accounting change added $3.8 million to the third quarter operating expense reported last year ($0.04 per share, after tax).



                    Final Monthly Volume
                       February 1994

For Immediate Release
- ---------------------

Memphis, March 11 --- Federal Express Corporation announced today that average daily volume of express packages and documents for February 1994 increased approximately 14% compared to February 1993. Details are shown in the table below.



                                                         FISCAL YEAR-TO-DATE
                                           FEBRUARY            (9 MONTHS)
                                       1994       1993     FY 1994    FY 1993
                                       ----       ----     -------    -------

Total Package Volume (000)            39,489     34,502    358,426    317,844
Operating Weekdays                        20         20        192        190
Average Daily Package Volume:
  Priority Overnight                 898,850    809,200    855,594    791,426
  Standard Overnight                 469,200    401,550    432,817    384,400
  Economy Two-Day                    468,950    395,700    447,990    382,658
  U.S. Express Freight (OFS/F-2)       2,500      1,900      2,396      2,168
  International Priority             134,950    116,750    128,005    112,211
                                   ---------  ---------  ---------  ---------
  TOTAL                            1,974,450  1,725,100  1,866,802  1,672,863
                                   ---------  ---------  ---------  ---------
Percent Change in Daily
  Package Volume                       14.5%                 11.6%
International Air Freight
  (millions of pounds)                  35.3       41.0      343.8      407.7



Contact:  Tom Martin     901/395-3490 or
          Shirley Finley 901/395-3463